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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                    FORM 15
  Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
                                     under
          Sections 13 and 15(d) of the Securities Exchange Act of 1934

                         Commission File Number 0-23284

                       Youth Services International, Inc.
         --------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

    2 Park Center Court, Suite 200, Owings Mills, Maryland 21117 (410) 356-8600
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                     Common Stock, $.01 par value per share
                7% Convertible Subordinated Debentures Due 2006
                -----------------------------------------------
            (Title of each class of securities covered by this Form)

                                  None
                     -------------------------------
  (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)  [X]       Rule 12h-3(b)(1)(ii)     [ ]
          Rule 12g-4(a)(1)(ii) [ ]       Rule 12h-3(b)(2)(i)      [ ]
          Rule 12g-4(a)(2)(i)  [ ]       Rule 12h-3(b)(2)(ii)     [ ]
          Rule 12g-4(a)(2)(ii) [ ]       Rule 15d-6               [X]
          Rule 12h-3(b)(1)(i)  [X]


     Approximate number of U.S. holders of record as of the certification or notice date:

               Common Stock, $.01 par value per share:  1
               ------------------------------------------
               7% Convertible Subordinated Debentures Due 2006:  2
               ---------------------------------------------------


     Pursuant to the requirements of the Securities Exchange Act of 1934, Youth Services International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 31, 1999          BY:  /s/ Ira M. Cotler
                                  ---------------------------------
                                  Ira M. Cotler
                                  Vice President and Secretary

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.